Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Alpha Natural Resources, Inc.

Subject Company: Massey Energy Company

Commission File Number: [●]

This filing relates to a planned merger (the "Merger") between Alpha Natural Resources, Inc. ("Alpha") and Massey Energy Company ("Massey") pursuant to the terms of an Agreement and Plan of Merger, dated as of January 28, 2011 (the "Merger Agreement"), by and among Alpha, Mountain Merger Sub, Inc. and Massey. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Alpha on January 31, 2011, and is incorporated by reference into this filing.

The following is an internal communication to the employees of Alpha from Alpha's Chief Executive Officer, Kevin Crutchfield, and President, Kurt Kost, dated February 14, 2011.

To:                      Entire Organization
From:                 Kevin Crutchfield and Kurt Kost
Subject:             Integration teams start their work
Date:                   February 14, 2011

Our excitement for the combined future of Alpha Natural Resources and Massey Energy continues to build as we mark an important first step. Last Thursday, teams from Alpha met with their counterparts at Massey at their offices in Julian, W. Va., to begin planning the process of bringing our two businesses together at closing.

This marks the first step of a well thought-out and deliberate approach to integration planning we’re calling “integration set-up.” For about the next four weeks, Alpha functional teams will engage in an open-minded, respectful and honest dialogue with Massey’s leadership to foster a better understanding of how each company works. The information gathered in this dialogue will help define both our integration strategy and an operating model for our combined operations.

After the four-week set-up process concludes, we will transition into a phase called “detailed planning and pre-close implementation,” where we jointly develop and finalize the integration plans for all functions and for the operations so we can hit the ground running on day one (the day the deal closes). We will also define how Alpha’s Running Right process can be optimally deployed.

Our ultimate goal: to run as smoothly as possible, as one organization, upon closing.

Similar to our merger with Foundation Coal, the integration structure spells out distinct roles and responsibilities. An Integration Management Office (IMO)—represented by Alpha/Massey leadership and Deloitte support—will monitor day-to-day projects. The functional “set-up” teams are responsible for the work, making decisions, and execution of integration activities for their functional areas. (See the graphic below outlining the integration process.)

Our transaction is expected to close in mid-2011, assuming regulatory approvals and shareholder votes are obtained in a timely manner.  Between now and close, even though we’ll be in dialogue and making plans for the integration, we must stay focused on conducting “business as usual” as two separate companies, staying safe, and ensuring minimal business disruptions. We understand that there are a lot of unanswered questions because we are just starting to work our way through the integration process. But our promise to you is to communicate important decisions and developments as quickly as we can.

Thanks for making this historic event possible for Alpha and Massey. Together we will become a true industry leader, and lay the foundation for continued growth and success in the future.

Sincerely,

 /s/ Kevin Crutchfield                               /s/ Kurt Kost
Chief Executive Officer                               President

Alpha Natural Resources
Massey Energy

Integration Process Overview

Announce
6 Wks
Joint Detail Planning Kickoff
16 weeks
Close
End State
Strategic
Tactical
Integration Set-up
Joint Detailed Planning and Pre-close Implementation
Implementation

Activity	Description
Integration Set-up	▪ Understand the operations ▪ Define the high-level integration plan (e.g. key teams and projects) ▪ Define the go-forward operating model ▪ Define integration teams, goals, roles and guiding principles
Detailed Planning and Pre Close Implementation	▪ Develop joint detailed integration plans ▪ Prepare for Closing ▪ Identify synergies ▪ Complete integration activities that are not dependent on close
Implementation	▪ Full implementation of all integration initiatives as soon as possible ▪ Capture synergies

6

Required Legends

Forward Looking Statements

Information set forth herein contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties.  Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha’s and Massey’s filings with the Securities and Exchange Commission (the “SEC”), including Alpha’s and Massey’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s web site http://www.sec.gov.  Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, Alpha will file with the SEC a registration statement on Form S-4 that will include a preliminary joint proxy statement/prospectus regarding the proposed merger.  After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to Alpha and Massey stockholders in connection with the proposed merger.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain a copy of the joint proxy statement/prospectus (when available) and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York  10005 or to Massey’s Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com.  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”.

Participants in Solicitation

Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Alpha’s and Massey’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 30, 2010 and April 16, 2010, respectively. You can obtain free copies of these documents from Alpha or Massey using the contact information above.